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                             February 15, 2022

       David Chen
       President
       808 Renewable Energy Corporation
       850 Tidewater Shores Loop, Suite 402
       Bradenton, Florida 34208

                                                        Re: 808 Renewable
Energy Corporation
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed February 3,
2022
                                                            File No. 000-56313

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       Item 4. Security Ownership of Certain Beneficial Owners and Management. , page 21

   1. Please update your security ownership table to reflect information as of the most recent practicable date. In
that regard, we note the table provides information on ownership of your securities as of
September 30, 2021. See Item 403 of Regulation S-K.
       Item 15. Financial Statements and Exhibits
       (a) Financial Statements, page F-1

   2. We note that you revised your financial statements and related disclosures in response to prior comments.
However, there continue to be discrepancies among various amounts within your financial
statements. Please address the following additional points.

                                                              Resolve the
inconsistencies between the amounts reported for additional paid-in-
                                                            capital and total
stockholders    equity as of September 30, 2021 on pages F-2 and F-4,
 David Chen
808 Renewable Energy Corporation
February 15, 2022
Page 2
           i.e. the additional paid-in-capital amounts of $23,775,805 and $23,669,777; and the total stockholders' equity amounts of $270,478 and $164,450.

             Revise the weighted average numbers of common shares reported on page F-3 of zero, 6,718,446,962 and 8,033,606,763, in the first, second and third columns, as
           necessary to reflect an appropriate weighting of the 196,721,427 and 1,395,221,422 common shares that you report outstanding as of December 31, 2020 and September
           30, 2021 on page F-4.

             Revise your earnings per share computations as necessary to reflect use of properly weighted average numbers of shares for each period.

             Correct your summation of current liabilities in the first column on page F-15, which appear to total $124,375 rather than $274,264.

             Please confer with your auditor with respect to the dating of the opinion on page F-
           14, which is dated January 28, 2021 in the recent amendment, though was previously dated December 30, 2021. Given the recent revisions to the financial presentation, it appears that a more current date was intended and would be required.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Chen
                                                           Division of
Corporation Finance
Comapany Name808 Renewable Energy Corporation
                                                           Office of Energy &
Transportation
February 15, 2022 Page 2
cc:       Jeffrey M. Stein, Esq.
FirstName LastName